PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f/DI :138/26-3-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An Announcement

dlw 4/9

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Public Power Corporation, in accordance with the Athens Stock Exchange regulations, announces its intention in principle to the following:

- Publication of the Annual Financial Statements and Consolidated Financial Statements for the year 2006: 31 March 2007
- Presentation to the analysts of the Company's financial results for the year 2006: 27 March 2007.
- Annual General Meeting of Shareholders: 15 June 2007
- Ex - dividend date: 27 June 2007.
- Dividend payment for the year 2006 through a bank settlement: 4 July 2007.

More details will be provided through a new company announcement at a later date.

Athens, 26 March 2007

END